     As filed with the Securities and Exchange Commission on March 15, 1999
                                               Registration No. 333-____________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------
                                AMAZON.COM, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                       91-1646860
(State or other jurisdiction of             (IRS Employer Identification Number)
incorporation or organization)

                          1516 SECOND AVENUE, 4TH FLOOR
                            SEATTLE, WASHINGTON 98101
                                 (206) 622-2335

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                JEFFREY P. BEZOS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                AMAZON.COM, INC.
                          1516 SECOND AVENUE, 4TH FLOOR
                            SEATTLE, WASHINGTON 98101
                                 (206) 622-2335
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              ---------------------
                                   Copies to:

                               L. MICHELLE WILSON
                                PERKINS COIE LLP
                          1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888
                              ---------------------

     Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              ---------------------

                                          CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM      AMOUNT OF
              TITLE OF EACH CLASS                     AMOUNT TO BE        OFFERING PRICE PER   AGGREGATE OFFERING  REGISTRATION FEE
        OF SECURITIES TO BE REGISTERED                 REGISTERED                NOTE               PRICE(1)
------------------------------------------------------------------------------------------------------------------------------------
4 3/4% Convertible Subordinated Notes due 2009...     $1,250,000,000               100%            $1,250,000,000        $347,500
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share(2)........        8,009,996 shares           --                   --                 --
====================================================================================================================================

(1)  Equals the aggregate principal amount of the securities being registered.

(2) Such number represents the number of shares of common stock that are currently issuable upon conversion of the notes; pursuant to Rule 416 under the Securities Act, the registrant is also registering such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the antidilution protection of the notes. Pursuant to Rule 457(i), no registration fee is required for these shares.

                              ---------------------

     THE REGISTRANT HEREBY UNDERTAKES TO AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MARCH 15, 1999
                                 $1,250,000,000
                                AMAZON.COM, INC.
                 4 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2009
                              ---------------------

         Certain securityholders of Amazon.com may offer for sale 4 3/4% Convertible Subordinated Notes due 2009 of Amazon.com and the shares of common stock of Amazon.com into which the notes are convertible at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the notes or the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. Interest is payable in arrears on February 1 and August 1 of each year, beginning on August 1, 1999. The notes will mature on February 1, 2009 unless earlier converted or redeemed. The notes are unsecured and rank below the existing and future indebtedness of Amazon.com.

         The holders of the notes may convert any portion of a note (in multiples of $1,000) into common stock, at a conversion price of $156.055 per share, subject to adjustment in certain events. On March 12, 1999, the closing price of the common stock on the Nasdaq National Market (symbol "AMZN") was $133 5/16 per share.

         Amazon.com may redeem any portion of the notes at any time prior to February 6, 2002, at a redemption price equal to $1,000 per note plus accrued and unpaid interest to the redemption date if (1) the closing price of the common stock has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-day period ending on the trading day prior to the mailing of the notice of redemption and (2) the shelf registration statement covering resales of the notes and the common stock is effective and expected to remain effective and available for use for the 30 days following the redemption dates. If Amazon.com redeems the notes under these circumstances, it will make an additional "make-whole" payment on the redeemed notes equal to $212.60 per $1,000 note, minus the amount of any interest Amazon.com actually paid on the note prior to the date the notice was mailed. Amazon.com must make these "make-whole" payments on all notes called for redemption, including notes converted after the date the notice was mailed.

         Amazon.com does not intend to apply for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages ("Portal") market of the National Association of Securities Dealers, Inc. The notes are not expected to remain eligible for trading on the Portal system and a trading market may not develop for the notes.

         Amazon.com will not receive any proceeds from the sale of the notes and the common stock into which the notes are convertible by the selling holders. Amazon.com will pay all expenses (other than selling commissions and fees and stock transfer taxes) of the registration and sale of the notes and the common stock.

         INVESTING IN THE NOTES OR THE COMMON STOCK INTO WHICH THE COMMON STOCK IS CONVERTIBLE INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.
                              ---------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------


                        PROSPECTUS DATED         , 1999

                                TABLE OF CONTENTS

                                                                                                                       Page
                                                                                                                       ----
FORWARD-LOOKING INFORMATION..........................................................................................   2

HOW TO OBTAIN MORE INFORMATION.......................................................................................   2

THE COMPANY..........................................................................................................   3

RISK FACTORS.........................................................................................................   3
                  We have a limited operating history................................................................   3
                  We have an accumulated deficit and anticipate further losses.......................................   3
                  Unpredictability  of  future  revenues;  potential  fluctuations  in  quarterly
                         operating results; seasonality..............................................................   3
                  Intense competition................................................................................   4
                  Risks of system interruption.......................................................................   5
                  We may have difficulty managing our growth.........................................................   5
                  Risk of entering new business areas................................................................   5
                  Risk of international expansion....................................................................   6
                  Risks of business combinations and strategic alliances.............................................   6
                  Rapid technological change.........................................................................   6
                  We depend on key personnel.........................................................................   6
                  We rely on a small number of suppliers.............................................................   6
                  We are highly leveraged............................................................................   7
                  Risks associated with domain names.................................................................   7
                  Governmental regulation and legal uncertainties....................................................   7
                  Risk of uncertain protection of intellectual property..............................................   7
                  Risks of Year 2000 non-compliance..................................................................   8
                  Our stock price is highly volatile.................................................................   8
                  The notes are subordinated to our service debt.....................................................   8
                  Limitations on redemption of notes.................................................................   9
                  Absence of public market for the notes and restrictions on resale..................................   9

RATIO OF EARNINGS TO FIXED CHARGES...................................................................................  10

DESCRIPTION OF NOTES.................................................................................................  10
                  General............................................................................................  10
                  Form, denomination and registration................................................................  10
                         Global notes, book-entry form...............................................................  11
                         Certificated notes..........................................................................  12
                  Conversion of notes................................................................................  12
                  Provisional redemption by Amazon.com...............................................................  13
                  Optional redemption by Amazon.com..................................................................  13
                  Redemption at option of the holder.................................................................  13
                  Subordination of notes.............................................................................  14
                  Events of default; notice and waiver...............................................................  15
                  Modification of the indenture......................................................................  15
                  Registration rights of the holders of the notes....................................................  16
                  Information concerning the trustee.................................................................  16
                  Rating of notes....................................................................................  16

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES........................................................................  16
                  Payment of interest................................................................................  17
                  Sale, exchange or redemption of the notes..........................................................  17
                  Market discount....................................................................................  17

                                                                                                                       Page
                                                                                                                       ----
                  Constructive dividends on the notes................................................................  18
                  Conversion of the notes............................................................................  18
                  Dividends on common stock..........................................................................  18
                  Sale of common stock...............................................................................  19
                  Information reporting and backup withholding tax...................................................  19

USE OF PROCEEDS......................................................................................................  20

DESCRIPTION OF CAPITAL STOCK.........................................................................................  20
                  Description of the common stock....................................................................  20
                  Description of the preferred stock.................................................................  21
                  Transfer agent and registrar.......................................................................  21

SELLING HOLDERS......................................................................................................  22

PLAN OF DISTRIBUTION.................................................................................................  27

LEGAL MATTERS........................................................................................................  28

EXPERTS..............................................................................................................  28

                           FORWARD-LOOKING INFORMATION

         This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statement as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this prospectus or in any document incorporated by reference are forward-looking. In particular, the statements herein regarding industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. The section entitled "Risk Factors" describes some, but not all, of the factors that could cause these differences.

                         HOW TO OBTAIN MORE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. You may also read our filings at the SEC's Web site at http://www.sec.gov.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference facilities or Web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. This information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

         o Amazon.com's Annual Report on Form 10-K for the year ended December 31, 1998;

         o Amazon.com's Current Reports on Form 8-K filed with the SEC on January 5, 1999, January 27, 1999, January 28, 1999, January 29, 1999 and February 4, 1999;

         o Amazon.com's Current Report on Form 8-K filed with the SEC on August 27,1998;

         o The description of the common stock in Amazon.com's Registration Statement on Form 8-A filed with the SEC on May 2, 1997, under Section 12(g) of the Exchange Act; and

         o All other documents filed by Amazon.com pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

         You may obtain copies of these documents (other than exhibits) free of charge by contacting Amazon.com's Secretary at our principal offices, which are located at 1516 Second Avenue, Seattle, Washington 98101, telephone number (206) 622-2335.

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling holders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                                   THE COMPANY

         Amazon.com is the Internet's number one book, music and video retailer. Amazon.com, one of the most widely known, used and cited commerce sites on the Web, offers more than 4.7 million book, music CD, video, DVD, computer game and other titles. We offer our customers a superior shopping experience by providing value and a high level of customer service. We are a proven technology leader; we developed electronic commerce innovations such as 1-Click ordering, personalized shopping services and easy-to-use search and browse features.

     We were incorporated in 1994 in the state of Washington and reincorporated in 1996 in the state of Delaware. Our principal corporate offices are located in Seattle, Washington. Our mailing address and telephone number are 1516 Second Avenue, Seattle, Washington 98101, (206) 622-2335. We completed our initial public in May 1997 and our common stock is listed on the Nasdaq National Market under the symbol "AMZN."

         Information contained on our Web site is not a part of this prospectus.

         We have adjusted all of the information in this prospectus to reflect a 2-for-1 split of the common stock effected June 1, 1998 and a 3-for-1 split of the common stock effected January 4, 1999.

     Amazon.com, Amazon.co.uk, Amazon.de, Internet Movie Database, Earth's Biggest Bookstore and 1-Click are either registered trademarks or trademarks of Amazon.com or its affiliates. All other names mentioned herein may be trademarks of their respective owners.

                                  RISK FACTORS

         You should carefully consider the following risk factors and the other information in this prospectus before investing in the notes.

         WE HAVE A LIMITED OPERATING HISTORY.

         We incorporated in July 1994 and began offering products for sale on our Web site in July 1995. Accordingly, we have a relatively short operating history upon which you can evaluate our business and prospects. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by early-stage online commerce companies. As an early-stage online commerce company, we have an evolving and unpredictable business model, we face intense competition, we must effectively manage our growth and we must respond quickly to rapid changes in customer demands and industry standards. We may not succeed in addressing these challenges and risks.

         WE HAVE AN ACCUMULATED DEFICIT AND ANTICIPATE FURTHER LOSSES.

         We have incurred significant losses since we began doing business. As of December 31, 1998, we had an accumulated deficit of $162.1 million. To succeed we must invest heavily in marketing and promotion and in developing our product, technology and operating infrastructure. In addition, the expenses associated with our recent acquisitions, and interest expense related to the notes and senior discount notes, will adversely affect our operating results. Our aggressive pricing programs have resulted in relatively low product gross margins, so we need to generate and sustain substantially higher revenues in order to become profitable. Although our revenues have grown, we cannot sustain our current rate of growth. Our percentage growth rate will decrease in the future. For these reasons we believe that we will continue to incur substantial operating losses for the foreseeable future, and these losses may be significantly higher than our current losses.

         UNPREDICTABILITY OF FUTURE REVENUES; POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY.

         Due to our limited operating history and the unpredictability of our industry, we cannot accurately forecast our revenues. We base our current and future expense levels on our investment plans and estimates of future revenues. Our expenses are to a large extent fixed. We may not be able to adjust our spending quickly if our revenues fall short of our expectations. Further, we may make pricing, purchasing, service, marketing, acquisition or financing decisions that could adversely affect our business results.

         Our quarterly operating results will fluctuate for many reasons, including:

         o our ability to retain existing customers, attract new customers and satisfy our customers' demand,

         o our ability to acquire merchandise, manage our inventory and fulfill orders,

         o changes in gross margins of our current and future products, services and markets,

         o introduction of our new sites, services and products or those of competitors,

         o changes in usage of the Internet and online services and consumer acceptance of the Internet and online commerce,

         o timing of upgrades and developments in our systems and infrastructure,

         o        the level of traffic on our Web sites,

         o the effects of acquisitions and other business combinations, and related integration,

         o        technical difficulties, system downtime or Internet brownouts,

         o introductions of popular books, music selections and other products or services,

         o        our level of merchandise returns, and

         o disruptions in service by common shipping carriers due to strikes or otherwise.

         Both seasonal fluctuations in Internet usage and traditional retail seasonality may affect our business. Internet usage generally declines during the summer. Sales in the traditional retail book and music industries usually increase significantly in the fourth calendar quarter of each year.

         For these reasons, you should not rely on period-to-period comparisons of our financial results to forecast our future performance. Our future operating results may fall below the expectations of securities analysts or investors, which would likely cause the trading price of the notes and the common stock to decline.

         INTENSE COMPETITION.

         The online commerce market is new, rapidly evolving and intensely competitive. In addition, the retail book, music and video industries are intensely competitive. Our current or potential competitors include

          o online booksellers and vendors of other products such as CDs, videotapes and DVDs,

          o a number of indirect competitors, including Web portals and Web search engines, such as Yahoo! Inc. and America Online, Inc., that are involved in online commerce, either directly or in collaboration with other retailers,

          o publishers, distributors and retail vendors of books, music, video and other products, including Barnes & Noble, Inc., Bertelsmann AG and other large specialty booksellers and media corporations, many of which possess significant brand awareness, sales volume and customer bases, and

          o traditional retailers who currently sell, or who may sell, products or services through the Internet.

We believe that the principal competitive factors in our market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of editorial and other site content, and reliability and speed of fulfillment.

         Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to secure merchandise from vendors on more favorable terms and may be able to adopt more aggressive pricing or inventory policies. They also can devote more resources to technology development and marketing than we can. We also expect to experience increased competition from online commerce sites that provide goods and services at or near cost, relying on advertising revenues to achieve profitability.

         As the online commerce market continues to grow, other companies may enter into business combinations or alliances that strengthen their competitive positions. For example, in late 1998, (1) Bertelsmann announced that it purchased a 50% interest in Barnes & Noble's online venture, barnesandnoble.com inc., and intends to launch online stores in several countries, (2) Barnes & Noble announced its pending acquisition of Ingram Book Group, currently our largest single supplier, and (3) online music retailers CDnow, Inc. and N2K Inc. announced a merger. We may not be able to compete successfully against these and future competitors.

         Competition in the Internet and online commerce markets probably will intensify. As various Internet market segments obtain large, loyal customer bases, participants in those segments may use their market power to expand into the markets in which we operate. In addition, new and expanded Web technologies may increase the competitive pressures on online retailers. For example, "shopping agent" technologies permit customers to quickly compare our prices with those of our competitors. This increased competition may reduce our operating margins, diminish our market share or impair the value of our brand.

         RISKS OF SYSTEM INTERRUPTION.

         Customer access to our Web sites directly affects the volume of orders we fulfill and thus affects our revenues. We experience occasional system interruptions that make our Web sites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. These interruptions will continue. We need to add additional software and hardware and upgrade our systems and network infrastructure to accommodate increased traffic on our Web sites and increased sales volume. Without these upgrades, we face additional system interruptions, slower response times, diminished customer service, impaired quality and speed of order fulfillment, and delays in our financial reporting. We cannot accurately project the rate or timing of any increases in traffic or sales volume on our Web sites and, therefore, the integration and timing of these upgrades are uncertain.

         We maintain substantially all of our computer and communications hardware at a single leased facility in Seattle, Washington. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We do not have backup systems or a formal disaster recovery plan and we may not have sufficient business interruption insurance to compensate us for losses from a major interruption. Computer viruses, physical or electronic break-ins and similar disruptions could cause system interruptions, delays, and loss of critical data and could prevent us from providing services and accepting and fulfilling customer orders.

         WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

         We have rapidly and significantly expanded our operations and will further expand our operations to address potential growth of our product and service offerings and customer base. We will expand our product and service offerings and our international operations and will pursue other market opportunities. We need to significantly expand our distribution center network and improve our transaction-processing, operational and financial systems, procedures and controls. This expansion will continue to place a significant strain on our management, operational facilities and financial resources. Because it is difficult to predict sales increases, and lead times for developing distribution centers are long, we may over expand our facilities, which may result in excess inventory, warehousing, fulfillment and distribution capacity. We also need to expand, train and manage our employee base. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations. We may not be able to hire, train, retain, motivate and manage required personnel or to successfully identify, manage and exploit market opportunities, which may limit our growth.

         RISK OF ENTERING NEW BUSINESS AREAS.

         We intend to expand our operations by promoting new or complementary products, services or sales formats and by expanding our product or service offerings. This will require significant additional expense and could strain our management, financial and operational resources. We cannot expect to benefit in these new markets from the first-to-market advantage that we experienced in the online book market. Our gross margins in these new business areas may be lower than our existing business activities. We may not be able to expand our operations in a cost-effective or timely manner. Any new business that our customers do not receive favorably could damage our reputation and the Amazon brand.

         RISK OF INTERNATIONAL EXPANSION.

         We plan to expand our presence in foreign markets. We have relatively little experience in purchasing, marketing and distributing products or services for these markets and may not benefit from any first-to-market advantages. It will be costly to establish international facilities and operations, promote our brand internationally, and develop localized Web sites and stores and other systems. We may not succeed in our efforts in these countries. If revenues from international activities do not offset the expense of establishing and maintaining foreign operations, our business, prospects, financial condition and operating results will suffer.

         As the international online commerce market continues to grow, competition in this market will likely intensify. In addition, governments in foreign jurisdictions may regulate Internet or other online services in such areas as content, privacy, network security, encryption or distribution. This may affect our ability to conduct business internationally.

         RISKS OF BUSINESS COMBINATIONS AND STRATEGIC ALLIANCES.

         We may expand our operations or market presence by entering into business combinations, investments, joint ventures or other strategic alliances with other companies. These transactions create risks such as:

         o difficulty assimilating the operations, technology and personnel of the combined companies,

         o        disruption of our ongoing business,

         o        problems retaining key technical and managerial personnel,

         o expenses associated with amortization of goodwill and other purchased intangible assets,

         o additional operating losses and expenses of acquired businesses, and

         o impairment of relationships with existing employees, customers and business partners.

         We may not succeed in addressing these risks. In addition, the businesses we acquired in 1998 are incurring operating losses.

         RAPID TECHNOLOGICAL CHANGE.

         Technology in the online commerce industry changes rapidly. Customer functionality requirements and preferences also change. Competitors often introduce new products and services with new technologies. These changes and the emergence of new industry standards and practices could render our existing Web sites and proprietary technology obsolete. To succeed we must enhance our Web site responsiveness, functionality and features, acquire and license leading technologies, enhance our existing services, develop new services and technology and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to adapt quickly enough to changing customer requirements and industry standards.

         WE DEPEND ON KEY PERSONNEL.

         We depend on the continued services and performance of our senior management and other key personnel, particularly Jeffrey P. Bezos, our President, Chief Executive Officer and Chairman of the Board. We do not have long-term employment agreements with any of our key personnel, and we do not have "key person" life insurance policies. The loss of any of our executive officers or other key employees could harm our business.

         WE RELY ON A SMALL NUMBER OF SUPPLIERS.

         We purchase a majority of our products from three major vendors, Ingram, Baker & Taylor, Inc. and Valley Media, Inc. In late 1998, Barnes & Noble, one of our largest competitors, announced an agreement to purchase Ingram. Ingram is our single largest supplier and supplied approximately 40% of our inventory purchases in 1998 and approximately 60% of our inventory purchases in 1997. Although we increased our direct purchasing from manufacturers during 1998, we continue to purchase a majority of our products from these three suppliers. We do not have long-term contracts or arrangements with most of our vendors to guarantee the availability of merchandise, particular payment terms or the extension of credit limits. Our current vendors may stop selling merchandise to us on acceptable terms. We may not be able to acquire merchandise from other suppliers in a timely and efficient manner and on acceptable terms.

         WE ARE HIGHLY LEVERAGED.

         We have significant indebtedness. As of December 31, 1998, we were indebted under senior discount notes, capitalized lease obligations and other asset financing. With the sale of the notes, we incurred $1,250,000,000 of additional indebtedness. We may incur substantial additional debt in the future. Our indebtedness could:

         o make it difficult to make principal and interest payments on the notes and the senior discount notes,

         o make it difficult to obtain necessary financing for working capital, capital expenditures, debt service requirements or other purposes,

         o limit our flexibility in planning for, or reacting to, changes in our business and competition, and

         o make it more difficult for us to react in the event of an economic downturn.

         We may not be able to meet our debt service obligations. If our cash flow is inadequate to meet our obligations, we may face substantial liquidity problems. If we are unable to generate sufficient cash flow or obtain funds for required payments, or if we fail to comply with other covenants in our indebtedness, we will be in default. This would permit our creditors to accelerate the maturity of our indebtedness.

         RISKS ASSOCIATED WITH DOMAIN NAMES.

         We hold rights to various Web domain names, including "Amazon.com," "Amazon.co.uk" and "Amazon.de." Governmental agencies typically regulate domain names. These regulations are subject to change. We may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary rights.

         GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES.

         At this time, we face general business regulations and laws or regulations regarding taxation and access to online commerce. For example, expanding our distribution center network may result in additional sales and other tax obligations. Regulatory authorities may adopt specific laws and regulations governing the Internet or online commerce. These regulations may cover taxation, user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Changes in consumer protection laws also may impose additional burdens on companies conducting business online. These laws or regulations may impede the growth of the Internet or other online services. This could, in turn, diminish the demand for our products and services and increase our cost of doing business. Moreover, it is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and online commerce. Unfavorable resolution of these issues may harm our business.

         RISK OF UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY.

         Third parties that license our proprietary rights, such as trademarks, patented technology or copyrighted material, may take actions that diminish the value of our proprietary rights or reputation. In addition, the steps we take to protect our proprietary rights may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks, trade dress, patents and similar proprietary rights. Other parties may claim that we infringed their proprietary rights. We have been subject to claims, and expect to be subject to legal proceedings and claims, regarding alleged infringement by us and our licensees of the trademarks and other intellectual property rights of third parties. Such claims, even if not meritorious, may result in the expenditure of significant financial and managerial resources.

         RISKS OF YEAR 2000 NON-COMPLIANCE.

         We have developed a plan to modify our information technology to recognize the year 2000 and have begun converting our critical data processing systems. We have initiated formal communications with our significant suppliers and service providers to determine the extent to which our systems may be vulnerable if they fail to address and correct their own Year 2000 issues. We cannot guarantee that the systems of suppliers or other companies on which we rely will be Year 2000 compliant. Their failure to convert their systems could disrupt our systems. In addition, the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct consumers to our online stores may not be Year 2000 compliant. Finally, computers used by our customers to access our online stores may not be Year 2000 compliant, delaying our customers' purchases of our products. We are in the process of developing a formal contingency plan. We cannot guarantee that our systems will be Year 2000 compliant or that the Year 2000 problem will not adversely affect our business, which includes limiting or precluding customer purchases.

         OUR STOCK PRICE IS HIGHLY VOLATILE.

         The trading price of our common stock fluctuates significantly. For example, during the 52-week period ended February 28, 1999 (as adjusted for the 2-for-1 split of our common stock effected June 1, 1998 and 3-for-1 split of our common stock effected January 4, 1999), the reported closing price of our common stock on the Nasdaq National Market was as high as $184 5/8 and as low as $9
1/2 per share. Trading prices of the notes and the common stock may fluctuate in response to a number of events and factors, such as:

         o        quarterly variations in operating results,

         o        announcements of innovations,

         o new products, services and strategic developments by us or our competitors, o business combinations and investments by us or our competitors,

         o        changes in our operating expense levels or losses,

         o changes in financial estimates and recommendations by securities analysts,

         o        performance by other online commerce companies, and

         o news reports relating to trends in the Internet, book, music, video or other product or service industries.

         Any of these events may cause our stock price to fall, which may adversely affect our business and financing opportunities. In addition, the stock market in general and the market prices for Internet-related companies in particular have experienced significant volatility that often has been unrelated to such companies' operating performance. These broad market and industry fluctuations may adversely affect the trading price of the notes and our common stock, regardless of our operating performance.

         THE NOTES ARE SUBORDINATED TO OUR SERVICE DEBT.

         The notes are unsecured and rank below our existing and future indebtedness. In the event of bankruptcy, liquidation or reorganization of Amazon.com or acceleration of the notes due to an event of default, we will pay our obligations on the notes only after we have paid all of our senior indebtedness in full. Our assets may not be sufficient to cover amounts due on any of the notes. The notes also will be effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries.

         As of December 31, 1998, we had approximately $349 million of outstanding senior indebtedness. The indenture relating to the notes does not prohibit us from incurring additional senior indebtedness or other indebtedness. Additional indebtedness and other liabilities could prevent us from meeting our obligations on the notes. From time to time we and our subsidiaries likely will incur additional indebtedness, including senior indebtedness. See "Description of Notes -- Subordination of Notes."

         LIMITATIONS ON REDEMPTION OF NOTES.

         Under certain limited circumstances, you may require us to redeem all or a portion of your notes. We cannot guarantee that we will have sufficient funds to pay the redemption price for the notes. The indenture relating to our senior discount notes prohibits us from paying the redemption price while the senior discount notes are outstanding. Future credit agreements may contain similar restrictions and provisions. If we cannot purchase or redeem the notes, we will need to seek the consent of our lenders to repurchase or attempt to refinance the borrowings that prohibit the repurchase. We may be unable to obtain their consent or a refinancing arrangement. In that case, our failure to redeem tendered notes would constitute an event of default under the indenture relating to the notes, which might cause a default under the terms of our other indebtedness. The subordination provisions in the indenture would likely restrict payments to the holders of notes. See "Description of Notes -- Redemption at Option of the Holder."

         ABSENCE OF PUBLIC MARKET FOR THE NOTES AND RESTRICTIONS ON RESALE.

         The initial purchasers of the notes, though they have advised us that they intend to make a market in the notes, are not obligated to do so and may discontinue market making at any time without notice. Their market-making activity will be subject to the limits imposed by the securities laws. We cannot guarantee that the market for the notes will be maintained. The trading price of notes will decline if there ceases to be an active trading market for them. We do not intend to apply for listing of the notes on any securities exchange. See "Description of Notes -- Registration Rights of the Noteholders" and "Plan of Distribution."

                       RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)


                                                                                         PERIOD FROM JULY 5,
                                                                                         1994 (INCEPTION) TO
                                                                                             DECEMBER 31,
                                         1998         1997          1996        1995            1994
                                         ----         ----          ----        ----     -------------------

Deficiency of earnings
available to cover fixed
charges (*)........................  $ (124,546)   $ (31,020)    $ (6,246)     $ (303)         $ (52)


(*) Earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.

                              DESCRIPTION OF NOTES

         The notes are issued under an indenture dated as of February 3, 1999 between Amazon.com and The Bank of New York, as trustee. You may request a copy of the indenture from the trustee. This section summarizes the provisions of the notes and the indenture and the related Registration Rights Agreement. You should refer to these documents for more detailed information.

         GENERAL.

         We issued $1,250,000,000 aggregate principal amount of the notes. The notes are unsecured general obligations of Amazon.com and rank below Amazon.com's other obligations. Holders of the notes may convert them into common stock. The notes are issued only in multiples of $1,000 and mature on February 1, 2009 unless earlier converted or redeemed.

         The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring indebtedness or issuing or repurchasing our other securities. The indenture does not protect you in the event of a highly leveraged transaction or a change in control except in limited circumstances as described below.

         The notes will bear 4 3/4% annual interest from February 3, 1999 or from the most recent payment date on which we have paid interest. We will make interest payments semi-annually on February 1 and August 1, beginning on August 1, 1999, generally to record holders at the close of business on the preceding January 15 or July 15. With some exceptions, we will pay interest at the time of redemption to the person who is entitled to receive the principal. If a note is converted into common stock during the period from (but excluding) a record date to (but excluding) the interest payment date and the note has been called for redemption during that period, or is to be redeemed during that period, we will not pay interest on the note. In every other case of conversion between the record date and the interest payment date, the person submitting the note for conversion must provide us with funds equal to the interest we must pay on the principal amount converted. See "-Conversion of Notes."

     We will pay interest at the office we maintain for that purpose in the Borough of Manhattan, The City of New York. Initially, this will be an office or agency of the trustee. We may pay interest (1) by check, (2) for a holder of notes with an aggregate principal amount in excess of $10.0 million, by wire transfer in immediately available funds, or (3) by transfer to an account located in the United States. We will make payments to DTC by wire transfer of immediately available funds to the account of DTC or its nominee. We will compute interest on the basis of a 360-day year comprised of twelve 30-day months.

         FORM, DENOMINATION AND REGISTRATION.

         We will issue the notes in fully registered form, without coupons, in integral multiples of $1,000.

             GLOBAL NOTES, BOOK-ENTRY FORM.

         The notes that were sold to QIBs are evidenced by global notes and were deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another DTC nominee or to a successor of DTC or its nominee.

         QIBs may hold their interests in a global note directly through DTC if they are participants in DTC, or indirectly through organizations that are participants in DTC. Transfers between participants will be effected in accordance with DTC rules and will be settled in clearing house funds.

     QIBs who are not DTC participants may own interests in global notes only through DTC participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a DTC participant. So long as Cede, as the nominee of DTC, is the registered owner of a global note, we will consider Cede for all purposes to be the sole holder of the global note. Except as provided below, owners of beneficial interests in a global note will not have certificates registered in their names, will not receive physical delivery of certificates in definitive registered form, and will not be considered the holders of the notes.

         We will pay interest on and the redemption price or repurchase price of a global note to Cede, as the registered owner, by wire transfer of immediately available funds on each interest payment, redemption or repurchase date. We and the trustee have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note.

         DTC has informed us that its practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their beneficial interests in the global note, unless it has reason to believe that it will not receive payment. Only the DTC participants are responsible for payments to owners of beneficial interests held through them.

         Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, a person having a beneficial interest in the principal amount represented by a global note may be unable to pledge its interest to persons or entities that do not participate in the DTC system, due to the lack of a physical certificate evidencing its interest.

         We are not responsible for the performance by DTC or its participants or indirect participants of their obligations. The trustee is also not responsible for such performance. DTC has advised us that it will take any action permitted to be taken by a holder of notes, only at the direction of one or more participants with an interest in a global note, and only with respect to the principal amount as to which the participants have given it a direction.

     DTC has advised us that it is a limited purpose trust company organized under the laws of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers. Certain participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in global notes among participants, it has no obligation to perform or continue to perform these procedures. These procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary, and we do not appoint a successor depositary within 90 days, we will issue the notes in definitive registered form in exchange for global notes.

               CERTIFICATED NOTES

         Notes that were sold to "institutional accredited investors" (as defined in Rule 501(a) (1), (2), (3) or (7) under the Securities Act), were issued in definitive registered form and are not represented by a global note. QIBs may request that we issue certificated notes in exchange for notes represented by a global note.

         CONVERSION OF NOTES.

         You may convert any portion of a note (in multiples of $1,000) into common stock, at an initial conversion price of $156.055 per share. Except as described below, we will not make any payment or other adjustment on conversion for interest accrued on the notes or for dividends on the common stock. If you convert any notes not called for redemption during the period from (but excluding) an interest payment record date to (but excluding) the interest payment date, you must provide us with funds equal to the interest we must pay on the principal amount you convert. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay a cash adjustment based on the closing price of common stock on the last business day prior to the conversion. Conversion rights on notes called for redemption will expire at the close of business on the business day preceding the redemption date unless we default in paying the redemption price. If you exercise your option to require redemption you may convert your note only if you withdraw your election to require redemption.

         We will adjust the conversion price of $156.055 per share of common stock if certain events occur, including:

         o issuance of common stock as a dividend or distribution on the common stock;

         o        subdivisions and combinations of the common stock;

         o issuance to all holders of common stock of rights or warrants to purchase common stock;

         o distribution to all holders of common stock of capital stock (other than our common stock), debt instruments or assets;

         o distributions of cash, other than certain quarterly cash dividends on the common stock;

         o payment on a tender offer or exchange offer by us or one of our subsidiaries for all or any portion of the common stock if the payment exceeds the current market price of the common stock on the trading day prior to the last date for tenders or exchanges; and

         o payment on certain tender offers or exchange offers by a third party if, as of the closing date of the offer, our board of directors does not recommend rejection of the offer.

         If we reclassify the common stock, complete a consolidation, merger or combination of Amazon.com or sell Amazon.com to another person and the holders of common stock receive stock, other securities, other property or assets with respect to or in exchange for their common stock, the holders of notes may convert them into the consideration they would have received if they had converted their notes immediately prior to the transaction.

         If the event requiring an adjustment to the conversion price is a taxable event for common stockholders, the adjustment may be taxed as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "United States Federal Income Tax Consequences."

         We may reduce the conversion price by any amount for any period of at least 20 days. If we do so, we will give you at least 15 days' notice. We may, at our option, make additional reductions in the conversion price to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock. See "United States Federal Income Tax Consequences."

         We will not make any adjustment in the conversion price unless it would adjust the conversion price by at least 1%. We will carry forward any adjustment we decline to make and will include it in any future adjustment.

         PROVISIONAL REDEMPTION BY AMAZON.COM.

         We may redeem any portion of the notes at any time prior to February 6, 2002, at a redemption price equal to $1,000 per note plus accrued and unpaid interest to the redemption date if (1) the closing price of the common stock has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-trading day period ending on the trading day prior to the mailing of the notice of redemption and (2) the shelf registration statement covering resales of the notes and the common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date.

         If we redeem the notes under these circumstances, we will make an additional "make whole" payment on the redeemed notes equal to $212.60 per $1,000 note, minus the amount of any interest we actually paid on the note prior to the date we mailed the notice. We must make these "make-whole" payments on all notes called for redemption, including notes converted after the date we mailed the notice.

         OPTIONAL REDEMPTION BY AMAZON.COM.

         The notes are not entitled to any sinking fund. At any time on or after February 6, 2002, we may redeem any portion of the notes on at least 30 days' notice at the following prices (expressed as a percentage of the principal amount), together with accrued interest to, but excluding, the redemption date:

If redeemed during the period beginning February 6, 2002 and ending on February 1, 2003 at a redemption price of 103.325%, and if redeemed during the 12-month period beginning:

             YEAR                    REDEMPTION PRICE
             ----                    ----------------
       February 1, 2003                   102.850%
       February 1, 2004                   102.375
       February 1, 2005                   101.900
       February 1, 2006                   101.425
       February 1, 2007                   100.950
       February 1, 2008                   100.475

and 100% at February 1, 2009. Accrued interest due on the redemption date will be paid to the record holder.

         If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in multiples of $1,000 by lot, pro rata or any other method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of the notes, the portion selected for redemption will be converted.

         We may not give notice of any redemption if we have defaulted in payment of interest and the default is continuing.

         REDEMPTION AT OPTION OF THE HOLDER.

         The indenture defines a "fundamental change" as any transaction or event in which substantially all of the common stock of Amazon.com is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) that is not all or substantially all common stock listed (or upon consummation of or immediately following such transaction or event that will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

         If a fundamental change occurs, we must mail a notice to you by the tenth day after the fundamental change occurs advising you of your redemption right.

         If a fundamental change occurs, you may require us to redeem any portion of your notes 30 days after our notice of the fundamental change. We will redeem the notes in multiples of $1,000 at a price equal to 100% of the principal amount plus accrued interest to (but excluding) the date of redemption.

         To exercise your redemption right, you must deliver to us, on or before the 30th day after the date of our notice, written notice of your exercise, together with the notes to be redeemed, duly endorsed for transfer.

         The redemption rights of the holders of notes could discourage a potential acquirer. The "fundamental change" feature is not the result of our knowledge of any specific effort to obtain control of Amazon.com by means of a merger, tender offer, solicitation or otherwise. This feature is also not the result of any plan to adopt a series of anti-takeover defenses. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. These provisions may not afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

         We cannot guarantee that we will have sufficient funds to pay the redemption price for all notes tendered for redemption. The indenture for our senior discount notes prohibits us from paying the redemption price while the senior discount notes are outstanding. Future credit agreements could prohibit us from purchasing or redeeming any notes. If we cannot redeem the notes, we will need to seek the consent of our existing lenders to the purchase of the notes or we could refinance our borrowing. If we do not obtain a consent or repay our borrowings, we will not be able to purchase or redeem the notes. This would cause an event of default under the indenture relating to the notes, and may cause a default under the terms of our other indebtedness. This may prevent us from making any payments on the notes.

         SUBORDINATION OF NOTES.

         The notes are subordinated to the prior payment in full of all of our senior debt. The notes also are effectively subordinated to all indebtedness of any of our subsidiaries.

         If we dissolve, wind up, liquidate or reorganize our business, we will repay the senior indebtedness before we pay the principal, premium or interest on the notes. If the notes are accelerated because of an event of default, we will first pay the holders of any senior indebtedness in full for all of our obligations under the senior indebtedness before we can pay the holders of the notes. The indenture requires us to notify promptly the holders of senior indebtedness if payment of the notes accelerates because of an event of default.

         We may not make any payment on the notes (including upon redemption) if
(1) we default in the payment of the principal, premium, interest, rent or other obligations under our senior indebtedness and such default continues or (2) any other default occurs and continues under certain senior indebtedness that permits a holder of that debt to accelerate its maturity. We will resume payments on the notes (i) in case of a payment default, on the date on which the default is cured or waived and (ii) in case of other default, the earlier of the date on which we cure the default or receive a waiver and 179 days after the date the trustee receives the notice of default, if the maturity of the senior indebtedness has not accelerated.

         If the trustee or any holder of the notes receives any payment or distribution, then he or she must hold the payment or distribution in trust for the benefit of holders of senior indebtedness to the extent necessary to pay in full all senior indebtedness remaining unpaid.

         In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors.

         As of December 31, 1998, we had approximately $349 million of outstanding senior indebtedness. The indenture does not prevent us from incurring additional senior or subordinated debt.

         We will pay the trustee reasonable compensation and will indemnify the trustee against certain losses, liabilities or expenses it may incur in performing its duties. The trustee's claims for payments will generally be senior to the claims of the holders of the notes.

         EVENTS OF DEFAULT; NOTICE AND WAIVER.

         The indenture defines an event of default as:

         o default in payment of the principal of or premium on the notes;

         o default for 30 days in payment of any installment of interest on the notes;

         o failure for 60 days after notice from the trustee or the holders of at least 25% in principal amount of the notes to comply with any other covenants in the notes or the indenture; or

         o certain events involving our bankruptcy, insolvency or reorganization.

         The trustee may withhold notice to the holders of the notes of any default (except in payment of principal, premium or interest on the notes) if the trustee considers it in its interest to do so.

         If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the notes may declare the principal, premium and accrued interest on the notes to be due and payable immediately. If we experience bankruptcy or insolvency, these obligations automatically become immediately due and payable. However, if we cure all defaults other than nonpayment and meet certain other conditions, the acceleration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the notes.

         Payments of principal, premium or interest that are not made when due will accrue interest at a 4 3/4% annual rate from the date on which the payment was required.

         No holder of notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

         o he or she has previously given the trustee written notice of a continuing event of default,

         o the holders of at least 25% in principal amount of the notes make a written request and offer reasonable indemnity to the trustee to pursue the remedy,

         o the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes, and

         o the trustee fails to comply with the request within 60 days after receipt.

         MODIFICATION OF THE INDENTURE.

         With the consent of the holders of a majority in principal amount of the notes, we may modify the indenture or the rights of the holders of the notes. No such modification will, without the consent of the holder of each affected note:

         o        extend the fixed maturity of any note;

         o reduce the rate or extend the time for payment of interest of any note;

         o        reduce the principal or premium of any note;

         o        reduce any amount payable upon redemption of any note;

         o change our obligation to redeem any note upon any fundamental change in a manner adverse to the holders of the notes;

         o impair the right of a holder to institute suit for payment on the notes;

         o        change the currency in which any note is payable;

         o        impair the right to convert any note into common stock; or

         o modify the subordination provisions of the indenture in a manner adverse to the holders of any note in any material respect.

         No modification may reduce the percentage of notes required for consent to any modification without the consent of the holders of all of the outstanding notes. The indenture permits some modifications without the consent of the holders of the notes.

         REGISTRATION RIGHTS OF THE HOLDERS OF THE NOTES.

         Under a Registration Rights Agreement, we are required to keep the shelf registration statement of which this prospectus is a part effective until the earlier of (1) the sale of all the securities registered under this prospectus and (2) the expiration of the holding period for the securities held by people or entities that are not affiliates of Amazon.com under Rule 144(k) under the Securities Act. We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 60 days in any three-month period or not to exceed an aggregate of 90 days in any 12-month period. We must pay predetermined liquidated damages (i) for the notes, at a rate per annum equal to 0.5% of the principal amount of the notes, and (ii) for any shares of common stock issued on conversion of the notes, at a rate per annum equal to 0.5% of the conversion price, if the prospectus is unavailable for periods in excess of those permitted above.

         A holder who sells notes and common stock issued upon conversion of the notes pursuant to this prospectus generally must be named as a selling stockholder, deliver this prospectus to purchasers and be bound by certain provisions of the Registration Rights Agreement. We will pay all expenses of the shelf registration statement, provide to each registered holder copies of such prospectus and take certain other actions as are required to permit unrestricted resales of the notes and the common stock.

         You may request a copy of the Registration Rights Agreement from the trustee.

         INFORMATION CONCERNING THE TRUSTEE.

         The Bank of New York, as Trustee under the indenture, has been appointed by Amazon.com as paying agent, conversion agent, registrar and custodian with regard to the notes. The Bank of New York also acts as trustee for our senior discount notes.

         RATING OF NOTES.

         Moody's has assigned a rating of Caa3 to the notes and Standard & Poor's has assigned a rating of CCC+ to the notes. The market price of the notes and the common stock could be materially adversely affected if rating agencies assign the notes a rating lower than that expected by investors.

                                  UNITED STATES
                         FEDERAL INCOME TAX CONSEQUENCES

         This section summarizes the material United States federal income tax consequences of purchasing, owning, and disposing of the notes and common stock into which you may convert the notes. This is not a complete analysis of all the potential tax consequences that you may need to consider before investing based on your particular circumstances.

This summary is based on the Internal Revenue Code of 1986, as amended, the applicable treasury regulations promulgated or proposed under the Code, judicial authority and current administrative rulings and practice. All of these may change, possibly on a retroactive basis.

         This summary deals only with beneficial owners who hold notes and common stock as "capital assets" and does not address tax consequences under special tax rules. Special rules may apply to banks, tax-exempt organizations, pension funds, insurance companies, dealers in securities or foreign currencies, persons participating in a hedging transaction or a "straddle" or "conversion transaction" for tax purposes, or persons that have a "functional currency" other than the U.S. dollar. This discussion does not address the tax consequences to non-U.S. Holders.

         This summary discusses the tax consequences to holders who purchase the notes at their "issue price" (the first price at which a substantial portion of the notes is sold to the public) and generally does not discuss the tax consequences to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service with respect to the statements and conclusions in the following summary. We cannot guarantee that the IRS will agree with these statements and conclusions.

         Before you invest in these securities, you should consult your own tax advisor to determine how the United States federal income and estate tax laws apply to your particular situation and for information about any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

         PAYMENT OF INTEREST.

         You generally must include interest on a note in your income as ordinary income at the time you receive or accrue interest depending on your method of accounting for United States federal income tax purposes. We must pay liquidated damages to holders of the notes in certain circumstances. According to treasury regulations, the possibility of an additional payment on the notes will not affect the amount of interest income you recognize if there is only a remote chance as of the date the debt obligations are issued that you will receive the payments. We believe that the likelihood that we will pay liquidated damages is remote. Therefore, we do not intend to treat the potential payment as part of the yield to maturity of any note. Notwithstanding the above, if we pay liquidated damages, you would treat these payments as interest income when you receive them. Although not free from doubt, we intend to take the position that the payment of the make-whole payment is remote, and likewise do not intend to treat the possibility of our paying the make whole payment as affecting the yield to maturity of any note. Similarly, we intend to take the position that the likelihood of a redemption or a repurchase upon a fundamental change is remote, and likewise do not intend to treat the possibility of a redemption or repurchase as affecting the yield to maturity of any note.

         SALE, EXCHANGE OR REDEMPTION OF THE NOTES.

         Except as described below under "Market Discount" and under "Conversion of the Notes," you generally will recognize capital gain or loss on the sale, exchange or redemption of a note equal to the difference between (1) the amount of cash proceeds and the fair market value of any property you receive on the sale, exchange or redemption (except any portion that is accrued interest income, which is taxable as ordinary income) and (2) your adjusted tax basis in the note. Your adjusted tax basis generally will equal the cost of the note to you, less any principal payments you have received. This capital gain or loss will be long-term if you have held the note for more than one year and will be short-term if one year or less. Long-term capital gains for noncorporate taxpayers, including individuals, are taxed at a maximum rate of 20%, and short-term capital gains at a maximum rate of 39.6%. Corporate taxpayers pay a maximum regular tax rate of 35% on all capital gains and ordinary income.

         MARKET DISCOUNT.

         Generally, the market discount rules discussed below do not apply if you acquired a note when we originally issued them. These rules apply, however, to any note you purchased at original issue if your tax basis in the note is less than the note's "issue price" and to any note you purchased after original issue at a price less than its stated redemption price at maturity.

         You should treat gain on the disposition (including a redemption) of a note that has accrued market discount as ordinary income, not capital gain, to the extent of the accrued market discount if the discount exceeds the statutory de minimis amount. "Market discount" is the excess, if any, of (1) the stated redemption price at maturity over (2) the tax basis of the debt obligation in your hands immediately after you acquired it.

         Unless you elect otherwise, the accrued market discount is the market discount multiplied by a fraction, the numerator of which is the number of days you have held the obligation and the denominator of which is the number of days between the date you acquired the note and its maturity date. If you acquire a note at market discount you may be required to defer the deduction of all or a portion of the interest on any indebtedness you incurred or maintained to carry the note until you dispose of it in a taxable transaction.

         If you dispose of a note you acquired at market discount in any transaction other than a sale, exchange or involuntary conversion, even if the transaction is otherwise nontaxable (for example, a gift), the IRS takes the position that you have realized an amount equal to the fair market value of the note. Accordingly, you must recognize as ordinary income any accrued market discount to the extent of the deemed gain.

         You may elect to include the market discount in income as it accrues, either on a straight-line basis or on a constant interest rate basis. This election would apply to all market discount obligations you acquired on or after the first day of the first taxable year of your election. You may revoke this election only with the consent of the IRS. If you elect to include market discount in income currently, the rules regarding ordinary income recognition from sales and other position transactions and to deferral of interest deductions will not apply to you.

         CONSTRUCTIVE DIVIDENDS ON THE NOTES.

         The conversion price of our notes may change under certain circumstances. In such a case, you may be treated as having received a constructive distribution whether or not you ever exercise your conversion privilege. The constructive distribution will be taxed as ordinary income (subject to a possible dividends received deduction if you are a corporate holder) to the extent our current and/or accumulated earnings and profits, if, and to the extent that, the adjustment in the conversion price increases your proportionate interest in the fully diluted common stock. Moreover, common stockholders themselves will generally be treated as having received a constructive distribution if there is not a full adjustment to the conversion price of our notes to reflect a stock dividend or other event increasing the proportionate interest of the common stockholders in our assets or earnings and profits. In such an event, the constructive distribution will be taxable as ordinary income (subject to a possible dividends received deduction if you are a corporate holder) to the extent of our current and/or accumulated earnings and profits.

         CONVERSION OF THE NOTES.

         You generally will not recognize any income, gain or loss on conversion of a note into common stock, except for any cash you receive instead of a fractional share of common stock. Your tax basis in the common stock will be the same as your adjusted tax basis in the note at the time of conversion. For capital gains purposes, your holding period for the common stock will generally include the holding period of the note you converted.

         You should treat cash you receive instead of a fractional share of common stock as a payment in exchange for the fractional share of common stock. This will result in capital gain or loss (measured by the difference between the cash you received for the fractional share and your adjusted tax basis in the fractional share).

         DIVIDENDS ON COMMON STOCK.

         Generally, distributions are treated as a dividend and taxed as ordinary income, to the extent of our current or accumulated earnings and profits. Thereafter, distributors are treated as a tax-free return of capital to the extent of your tax basis in the common stock, and thereafter as gain from the sale or exchange of such stock.

         A dividend distribution to a corporate holder may qualify for deduction of 70% of dividends received if the holder owns less than 20% of the voting power and value of the non-voting, non-convertible, non-participating preferred stock. A corporate holder that owns 20% or more of the voting power and value of our stock generally will qualify for an 80% dividends received deduction.

         SALE OF COMMON STOCK.

         On the sale or exchange of common stock, you generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or exchange and (2) your adjusted tax basis in the common stock. This capital gain or loss will be long-term if you have held the stock for more than one year and will be short-term if you have held the stock for one year or less. Long-term capital gains for noncorporate taxpayers, including individuals, are taxed at a maximum rate of 20%, and short-term capital gains at a maximum rate of 39.6%. A holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." Corporate taxpayers pay a maximum regular tax rate of 35% on all capital gains and ordinary income.

         INFORMATION REPORTING AND BACKUP WITHHOLDING TAX.

         In general we must report to the Internal Revenue Service payments of principal, premium, and interest on a note, payments of dividends on common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of common stock. The payer must withhold backup withholding tax at the rate of 31% if

     o the payee fails to furnish a taxpayer identification number to the payer or establish an exemption from backup withholding,

     o the IRS notifies the payer that the number furnished by the payee is incorrect,

     o a payee has underreported interest, dividends or original issue discount, or

     o the payee has failed to certify under the penalty of perjury that he or she is not subject to backup withholding under the Code.

Certain holders, including all corporations, are exempt from such backup withholding. You may credit any amounts withheld under the backup withholding rules against your United States federal income tax, and you may receive a refund if you furnish the required information to the IRS.

         Treasury regulations that apply to payments made after December 31, 1999 will modify current information reporting and backup withholding procedures and requirements. These regulations provide certain presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payer. For payments made after December 31, 1999, holders must provide certification, if applicable, that conforms to the requirements of the regulations, subject to certain transitional rules that may apply to extend until December 31, 1999, certification given in accordance with prior treasury regulations. Because the application of these regulations will vary depending on your particular circumstances, we urge you to consult your tax advisor regarding the application of these regulations.

                                 USE OF PROCEEDS

         Amazon.com will not receive any proceeds from the sale of the notes and the common stock into which the notes are convertible by the selling holders.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 300,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. If approved at the annual meeting of stockholders, scheduled for May 20, 1999, we will amend our restated certificate of incorporation such that our authorized capital stock will consist of 1,500,000,000 shares of common stock and 150,000,000 shares of preferred stock. The following summary of certain provisions of the common stock and preferred stock is not complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation.

         DESCRIPTION OF THE COMMON STOCK.

         Under our current restated certificate of incorporation, we may issue up to 300,000,000 shares of our common stock (up to 1,500,000,000 shares if the amendment is approved by our stockholders). Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to preferences that may apply to our preferred stock, the holders of common stock receive ratably any dividends that may be declared by our board of directors. In the event of a liquidation, dissolution or winding up of Amazon.com, the holders of common stock will share equally and ratably in all assets remaining after we pay liabilities and liquidation preferences to holders of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. The common stock is neither redeemable nor subject to call. No sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

         Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with some exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the acquisition. Such prohibited transactions include, among other things:

         o a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

         o termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

         o allowing the acquiring person to receive any disproportionate benefit as a shareholder.

         After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of Amazon.com.

         Section 203 of the Delaware General Corporation Law generally prohibits Delaware corporations from engaging in some "business combinations" with some "interested stockholders" for a period of three years unless certain criteria are met. We have expressly elected in our restated certificate of incorporation not to be governed by Section 203.

         DESCRIPTION OF THE PREFERRED STOCK.

         Our current restated certificate of incorporation permits us to issue up to 10,000,000 shares of our preferred stock (up to 150,000,000 shares if the amendment is approved by our stockholders), in one or more series and with rights, preferences, privileges and restrictions that may be fixed or designated by our board of directors without any further action by our stockholders. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion, dividend, redemption, liquidation or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Amazon.com or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. We have no plans to issue any preferred stock at this time.

         TRANSFER AGENT AND REGISTRAR.

         The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, Ridgefield Park, New Jersey.

                                 SELLING HOLDERS

         The notes were originally issued by Amazon.com and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by such initial purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act) or other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. Selling holders (which term includes their transferees, pledgees or donees or their successors) may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

         The following table sets forth information, as of March 15, 1999, with respect to the selling holders and the respective principal amounts of notes beneficially owned by each selling holder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any such sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

                                            PRINCIPAL AMOUNT OF      COMMON STOCK
                                             NOTES BENEFICIALLY     OWNED PRIOR TO
                                             OWNED AND OFFERED           THE          COMMON STOCK OFFERED
                 NAME                            HEREBY(1)          OFFERING(1)(2)          HEREBY(2)
                 ----                       -------------------     --------------    --------------------

J.M. Hull Associates, L.P.                     $     600,000            3,844                3,844
Zuckerman, Greta                                     150,000              961                  961
Advantus Capital Management, Inc.                  1,500,000            9,611                9,611
Sage Capital                                       2,000,000           12,815               12,815
California Public Employees Retirement
   System                                          5,000,000           32,039               32,039
Donaldson, Lufkin & Jenrette
   Securities Corp.                               12,000,000           76,895               76,895
AIM VI Balanced Fund                                  60,000              384                  384
AIM Capital Strategic Income                         500,000            3,203                3,203
AIM High Yield II                                     70,000              448                  448
AIM Global Income                                    500,000            3,203                3,203
AIM VI Diversified Income                            500,000            3,203                3,203
AIM Income Fund                                    2,500,000           16,019               16,019
AIM Balanced Fund                                 10,000,000           64,079               64,079
AIM High Yield Fund                               13,500,000           86,507               86,507
AIM VI Growth & Income Fund                       15,000,000           96,119               96,119
AIM Charter Fund                                  70,000,000          448,559              448,559
Salomon Brothers Asset Management, Inc.            4,025,000           25,792               25,792
Triton Capital Investments, Ltd.                   4,500,000           28,835               28,835
JMG Convertible Investments, L.P.                  4,500,000           28,835               28,835
The TCW Group, Inc.                                7,540,000           48,316               48,316
Liberty View Plus Fund                               559,000            3,582                3,582
CPR (USA)                                            691,000            4,427                4,427
Merrill Lynch World Income Fund, Inc.                450,000            2,883                2,883
Merrill Lynch ECS Convertible
   Securities Portfolio                              350,000            2,242                2,242
Merrill Lynch Convertible Fund, Inc.               1,200,000            7,689                7,689
Bear Stearns Securities Corp.                     62,250,000          398,897              398,897
Bankers Life & Casualty Co.
   -Convertible                                    2,000,000           12,815               12,815

                                            PRINCIPAL AMOUNT OF      COMMON STOCK
                                             NOTES BENEFICIALLY     OWNED PRIOR TO
                                             OWNED AND OFFERED           THE          COMMON STOCK OFFERED
                 NAME                            HEREBY(1)          OFFERING(1)(2)          HEREBY(2)
                 ----                       -------------------     --------------    --------------------
AAM/Zazove Institutional Income Fund,
   L.P.                                            4,000,000           25,631               25,631
Zazove Aggressive Growth Fund                        400,000            2,563                2,563
New York Life Insurance                           17,000,000          108,935              108,935
New York Life Insurance & Annuity
   Corporation                                     1,500,000            9,611                9,611
PaineWebber Growth & Income Fund, a
   series of PaineWebber America Fund              5,900,000           37,807               37,807
Bear, Stearns & Co.                               12,000,000           76,895               76,895
White River Securities LLC                         1,000,000            6,407                6,407
Highbridge Capital Corporation                    20,710,000          132,709              132,709
OCM Convertible Trust                              5,380,000           34,475               34,475
OCM Convertible Limited Partnership                  200,000            1,281                1,281
State Employee's Retirement Fund of
   the State of Delaware                           1,880,000           12,047               12,047
State of Connecticut Combined
   Investment Funds                                6,360,000           40,754               40,754
Partner Reinsurance Company Ltd.                     570,000            3,652                3,652
Chrysler Corporation Master Retirement
   Trust                                           5,370,000           34,410               34,410
Motion Picture Industry Health
   Plan-Active Member Fund                           630,000            4,037                4,037
Motion Picture Industry Health
   Plan-Retiree Member Fund                          315,000            2,018                2,018
Vanguard Convertible Securities Fund, Inc.         4,375,000           28,034               28,034
Salomon Smith Barney Inc.                          5,600,000           35,884               35,884
Baptist Health of South Florida                      188,000            1,204                1,204
Nicholas Applegate Convertible Fund                4,305,000           27,586               27,586
Wake Forest University                             1,175,000            7,529                7,529
Engineers Joint Pension Fund                         354,000            2,268                2,268
Boston Museum of Fine Arts                           131,000              839                  839
San Diego County Convertible                       1,234,000            7,907                7,907
Arkansas Teachers Retirement                       2,119,000           13,578               13,578
San Diego City Retirement                            994,000            6,369                6,369
Delaware Group Premium Fund, Inc.
   Convertible Securities Series                     155,000              993                  993
NationsBanc Montgomery Securities LLC             10,850,000           69,526               69,526
Double Black Diamond Offshore, LDC                 3,810,000           24,414               24,414
Black Diamond Offshore, Ltd.                       3,739,000           23,959               23,959
First Mercury Insurance Company-Total
   Return                                             20,000              128                  128
Century National Insurance Co.                       300,000            1,922                1,922
Forest Fulcrum Fund LP                            12,495,000           80,067               80,067
Forest Alternative Strategies Fund II
   LP Series A5I                                     900,000            5,767                5,767
Forest Alternative Strategies Fund II
   LP Series A5M                                     350,000            2,242                2,242
Forest Alternative Strategies Fund II
   LP Series B3                                      250,000            1,601                1,601
Forest Performance Fund LP                           200,000            1,281                1,281
Greyhound Lines Inc. Amalgamated CNCL
   Retirement & Disability Trust
   Imperial Trust dated 3/19/87                       75,000              480                  480

                                            PRINCIPAL AMOUNT OF      COMMON STOCK
                                             NOTES BENEFICIALLY     OWNED PRIOR TO
                                             OWNED AND OFFERED           THE          COMMON STOCK OFFERED
                 NAME                            HEREBY(1)          OFFERING(1)(2)          HEREBY(2)
                 ----                       -------------------     --------------    --------------------
Forest Global Convertible Fund Series
   A-5                                            14,750,000           94,517               94,517
Forest Global Convertible Fund Series
   B-1                                                75,000              480                  480
Lyxor MasterFund SG Hambros TR Co.
   (Jersey) Ltd.                                     100,000              640                  640
Forum Capital Markets LLC                          1,660,000           10,637               10,637
Growth and Income Portfolio, a Series
   of Mitchell Hutchins Trust                        100,000              640                  640
Alta Partners Holdings, LDC                        8,500,000           54,467               54,467
Gryphon Domestic III, LLC                          3,600,000           23,068               23,068
Arpeggio Fund, LP                                    700,000            4,485                4,485
Rhapsody Fund, LP                                  1,100,000            7,048                7,048
InvestCorp SAM Fund Limited                        6,600,000           42,292               42,292
NMS Services, Inc.                                10,000,000           64,079               64,079
McMahan Securities Company, L.P.                   2,000,000           12,815               12,815
Elliot Associates, L.P.                            6,500,000           41,651               41,651
Westgate International, L.P.                       6,500,000           41,651               41,651
The Liverpool Limited Partnership                  1,990,000           12,751               12,751
General Motors Employees Domestic
   Group Pension Trust                            16,400,000          191,843              105,091
Motors Insurance Corporation                       4,040,000           40,888               25,888
General Motors Foundation, Inc.                      560,000            4,588                3,588
Navesink Equity Derivatives                        4,000,000           25,631               25,631
Museum of Fine Arts, Boston                           54,000              346                  346
ProMutual                                            253,000            1,621                1,621
Employers' Reinsurance Corporation                   599,000            3,838                3,838
University of Rochester                               66,000              422                  422
Rhone-Poulenc Rorer Pension Plan                     117,000              749                  749
Parker-Hannifin Corporation                           85,000              544                  544
New Hampshire Retirement System                      357,000            2,287                2,287
Putnam Convertible Income - Growth
   Trust                                           3,000,000           19,223               19,223
Orrington Investments Limited
   Partnership                                       300,000            1,922                1,922
Orrington International Fund Limited                 200,000            1,281                1,281
SoundShore Holdings Ltd.                           8,730,000           55,941               55,941
SoundShore Opportunity Holding Fund
   Ltd.                                            3,480,000           22,299               22,299
Allstate Insurance Company                         8,000,000           51,263               51,263
BNP Arbitrage SNC                                  3,000,000           31,238               19,223
Pacific Life Insurance Company                     1,500,000            9,611                9,611
California Public Employees Retirement
   System                                          5,000,000           32,039               32,039
Jackson Investment Fund Ltd.                         800,000            5,126                5,126
Bond Series Fund - Oppenheimer
   Convertible Securities Fund                     5,883,000           37,698               37,698
SG Cowen Securities Corporation                    4,000,000           39,784               25,631
Viacom Pension Plan Master Trust                      47,000              301                  301
Tracor Inc. Employees Retirement Plan                137,000              877                  877
Pepperdine University Pool A#1                        98,000              627                  627
Kapiolani Health                                      47,000              301                  301
Jeffries & Company Inc.                                8,000               51                   51
Hotel Union & Hotel Industry of Hawaii               268,000            1,717                1,717

                                            PRINCIPAL AMOUNT OF      COMMON STOCK
                                             NOTES BENEFICIALLY     OWNED PRIOR TO
                                             OWNED AND OFFERED           THE          COMMON STOCK OFFERED
                 NAME                            HEREBY(1)          OFFERING(1)(2)          HEREBY(2)
                 ----                       -------------------     --------------    --------------------
Amoco Corporation Master Trust for
   Employee Pension Plans                            895,000            5,735                5,735
Convexity Partners L.P.                            1,000,000            6,407                6,407
Ziff Asset Management, L.P.                        2,000,000           21,815               12,815
Franklin Equity Fund                               7,000,000           44,855               44,855
Susquehanna Capital Group                          5,500,000           35,243               35,243
Deutsche Bank Securities                          89,400,000          572,874              572,874
Argent Classic Convertible Arbitrage
   Fund (Bermuda) L.P.                            12,000,000           76,895               76,895
Carrigaholt Capital (Bermuda) L.P.                 2,000,000           12,815               12,815
D.E. Shaw Securities L.P.                          1,550,000            9,932                9,932
TQA Vantage Plus Fund, Ltd.                          720,000            4,613                4,613
TQA Vantage Fund, Ltd.                             5,400,000           34,603               34,603
TQA Leverage Fund, L.P.                            2,340,000           14,994               14,994
LDG Limited                                          390,000            2,499                2,499
Greyhound Lines                                      150,000              961                  961
Ramius L.P.                                        3,610,000           23,132               23,132
Triarc Companies, Inc.                               510,000            3,268                3,268
RCG Baldwin, L.P.                                  1,800,000           11,534               11,534
Medici Partners, L.P.                                425,000            2,723                2,723
Ramius Fund, Ltd.                                  3,100,000           19,864               19,864
Michaelangelo, L.P.                                4,500,000           28,835               28,835
Raphael, L.P.                                        300,000            1,922                1,922
Prudential Securities                                 55,000              352                  352
Fidelity Devonshire Trust:  Fidelity
   Equity Income Fund                             18,470,000          118,355              118,355
Variable Insurance Products Fund:
   Equity - Income Portfolio                       9,060,000           58,056               58,056
Fidelity Advisor Series II:  Fidelity
   Advisor Balanced Fund                           2,404,000           15,404               15,404
Fidelity Financial Trust:  Fidelity
   Convertible Securities Fund                     1,452,000            9,304                9,304
Variable Insurance Products Fund III:
   Balanced Portfolio                                260,000            1,666                1,666
Travelers:  Travelers Equity Income                   60,000              384                  384
Fidelity Management Trust Company                  2,410,000           15,443               15,443
SG Cowen                                           1,500,000            9,611                9,611
AFTRA Health Fund                                    600,000            3,844                3,844
Brown & Williamson Tobacco Corp.
   Master Retirement Trust                           200,000            1,281                1,281
New York Life Separate Account #7                  1,500,000            9,611                9,611
Mainstay Equity Income Fund                          350,000            2,242                2,242
Mainstay Convertible Fund                          9,650,000           61,837               61,837
Morgan Stanley Dean Witter                        25,000,000          160,199              160,199
Grace Brothers Ltd.                                2,000,000           12,815               12,815
ICI American Holdings Trust                          675,000            4,325                4,325
ZENECA Holdings Trust                                675,000            4,325                4,325
Delaware PERS                                      1,530,000            9,804                9,804
Southern Farm Bureau Life Insurance -
   FRIC                                            1,260,000            8,074                8,074
Starvest - Managed                                   215,000            1,377                1,377
AIG/National Union Fire Insurance -
   FRIC                                            1,020,000            6,536                6,536
State of Oregon Equity                             7,675,000           49,181               49,181

                                            PRINCIPAL AMOUNT OF      COMMON STOCK
                                             NOTES BENEFICIALLY     OWNED PRIOR TO
                                             OWNED AND OFFERED           THE          COMMON STOCK OFFERED
                 NAME                            HEREBY(1)          OFFERING(1)(2)          HEREBY(2)
                 ----                       -------------------     --------------    --------------------
Lazard Freres Et Cie                                 700,000            4,485                4,485
Starvest Combined Portfolio                        1,385,000            8,875                8,875
Nalco Chemical Retirement                            340,000            2,178                2,178
Delaware State Employees' Retirement
   Fund                                            1,270,000            8,138                8,138
Declaration of Trust for the Defined
   Benefit Plans of ICI American
   Holdings Inc.                                     940,000            6,023                6,023
Declaration of Trust for the Defined
   Benefit Plans of ZENECA Holdings
   Inc.                                              630,000            4,037                4,037
Alexandra Global Investment Fund 1 Ltd.            9,500,000           60,875               60,875
First Church of Christ Scientist -
   Endowment                                         380,000            2,435                2,435
General Motors Employees Domestic
   Group Trust                                     9,820,000           62,926               62,926
Christian Science Trustees for Gifts
   and Endowments                                    340,000            2,178                2,178
The J.W. McConnell Family Foundation                 470,000            3,011                3,011
Summer Hill Global Partners L.P.                     130,000              833                  833
Thermo Electron Balanced Investment
   Fund                                            1,020,000            6,536                6,536
Merrill Lynch, Pierce, Fenner & Smith
   Inc.                                            3,399,000           21,780               21,780
Goldman Sachs and Company                         26,055,000          166,960              166,960
LLT Limited                                          750,000            4,805                4,805
Any other holder of notes or future
   transferee from any such holder
   (3)(4)                                        466,277,000        2,988,007            2,988,007
                                              --------------       ----------          -----------
         Total                                $1,250,000,000        8,147,916            8,009,996
                                              ==============       ==========          ===========

(1)  Includes common stock into which the notes are convertible.

(2) Assumes a conversion price of $156.055 per share and a cash payment in lieu of any fractional interest.

(3) Information concerning other selling holders of notes will be set forth in prospectus supplements from time to time, if required.

(4) Assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than common stock into which the notes are convertible at the conversion price of $156.055 per share.

         None of the selling holders has had any material relationship with Amazon.com or its affiliates within the past three years. The selling holders purchased all of the shares from Amazon.com in a private transaction on February 3, 1999. All of the shares were "restricted securities" under the Securities Act prior to this registration.

         The selling holders have represented to us that they purchased the shares for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exemptions. Amazon.com agreed with the selling holders to file the registration statement to register the resale of the shares. Amazon.com agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the earlier of (1) February 3, 2001 and (2) the date on which the notes and the common stock into which the notes are convertible no longer qualify as "Registrable Securities" under the Registration Rights Agreement.

         Information concerning the selling holders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

         The selling holders and their successors (which term includes their transferees, pledgees or donees or their successors) may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers (which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved).

         The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (1) on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale,
(2) in the over-the-counter market, (3) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (4) through the writing of options (whether such options are listed on an options exchange or otherwise), or (5) through the settlement of short sales. In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the common stock into with the notes are convertible and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them hereby will be the purchase price of such notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. Amazon.com will not receive any of the proceeds from this offering.

         Amazon.com's outstanding common stock is listed for trading on Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

         In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

         In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

         To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

         Amazon.com entered into a Registration Rights Agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under certain circumstances and at certain times. The Registration Rights Agreement provides for cross-indemnification of the selling holders and Amazon.com and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. Amazon.com will pay substantially all of the expenses incurred by the selling holders and Amazon.com incident to the offering and sale of the notes and the common stock, provided that each selling holder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.

                                  LEGAL MATTERS

         Perkins Coie LLP, Seattle, Washington, will provide Amazon.com with an opinion as to legal matters in connection with the notes and the common stock offered by this prospectus.

                                     EXPERTS

         The consolidated financial statements of Amazon.com appearing in Amazon.com's Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The financial statements of Junglee Corp., incorporated in this prospectus by reference to Amazon.com's Current Report on Form 8-K filed
August 27, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================

     WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY INFORMATION OR REPRESENTATIONS OTHER THAN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE. IT IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IF THE OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE AFFAIRS OF AMAZON.COM MAY HAVE CHANGED SINCE THE DATE OF THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AT ANY TIME SUBSEQUENT TO ITS DATE.

                              --------------------






================================================================================


================================================================================





                                 $1,250,000,000



                                AMAZON.COM, INC.

                 4 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2009






                                 --------------

                                   PROSPECTUS
                                 --------------













                                       __, 1999


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, other than underwriting discounts, payable by the registrant in connection with the sale of the 4 3/4% Convertible Subordinated Notes due 2009 and the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market additional listing fee.

        SEC registration fee..........................................     $  347,500
        NASD filing fee...............................................             --
        Nasdaq National Market listing fee............................             --
        Transfer Agent and registrar fees.............................         15,500
        Legal fees and expenses.......................................        125,000
        Accounting fees and expenses..................................        100,000
        Miscellaneous fees and expenses...............................        162,000
                                                                           ----------
             Total....................................................     $  750,000
                                                                           ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify its directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification in which the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

         Section 10 of the registrant's Bylaws requires indemnification to the full extent permitted under Delaware law as it now exists or may hereafter be amended. Subject to any restrictions imposed by Delaware law, the Bylaws provide an unconditional right to indemnification for all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (including, to the extent permitted by law, any derivative action) by reason of the fact that such person is or was serving as a director or officer of the Registrant or that, being or having been a director or officer of the registrant, such person is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan.

         The Bylaws also provide that the registrant may, by action of its Board of Directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

         Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

         Article 10 of the registrant's Restated Certificate of Incorporation provides that to the full extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the registrant shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of such Article 10 shall not adversely affect any right or protection of a director of the registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

         The registrant has entered into certain indemnification agreements with its officers and directors. The indemnification agreements provide the registrant's officers and directors with further indemnification, to the maximum extent permitted by the DGCL.

ITEM 16. EXHIBITS

         3.1      Restated Certificate of Incorporation*

         3.2      Restated Bylaws**

         4.1 Indenture, dated as of February 3, 1999, between Amazon.com, Inc. and The Bank of New York, as trustee, including the form of 4 3/4% Convertible Subordinated Note due 2009 attached as Exhibit A thereto***

         4.2 Registration Rights Agreement, dated as of February 3, 1999, by and among Amazon.com, Inc. and the Initial Purchasers***

         5.1 Opinion of Perkins Coie LLP, counsel to the registrant, regarding the legality of the notes and the common stock into which the notes are convertible

         12.1     Computation of Ratio of Earnings to Fixed Charges

         23.1     Consent of Ernst & Young LLP, Independent Auditors

         23.2     Consent of Perkins Coie LLP (contained in Exhibit 5.1)

         23.3     Consent of Deloitte & Touche LLP

         24.1     Power of Attorney (contained on signature page)

         25.1 Form T-1 Statement of Eligibility of The Bank of New York to act as trustee under the indenture

----------
* Incorporated by reference to the registrant's Registration Statement on Form S-4 (Registration No. 333-55943), filed with the SEC on June 3, 1998.

** Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

*** Incorporated by reference to the registrant's Current Report on Form 8-K filed with the SEC on February 4, 1999.

ITEM 17. UNDERTAKINGS

         A.       The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         D. The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on March 12, 1999.

                                AMAZON.COM, INC.


                                By: /s/ Jeffrey P. Bezos
                                    --------------------------------------------
                                    Jeffrey P. Bezos
                                    President, Chief Executive Officer and
                                    Chairman of the Board

                                POWER OF ATTORNEY

         Each person whose individual signature appears below hereby authorizes Jeffrey P. Bezos and Joy D. Covey and each of them as attorneys-in-fact, with full power of substitution, to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments, with the Securities and Exchange Commission or any regulatory authority.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on March 12, 1999.

          SIGNATURE                                                  TITLE
          ---------                                                  -----

    /s/ JEFFREY P. BEZOS                    Chairman of the Board, President and Chief Executive Officer
------------------------------------------    (Principal Executive Officer)
      Jeffrey P. Bezos

      /s/ JOY D. COVEY                      Chief Financial Officer and Vice President of Finance and
------------------------------------------    Administration (Principal Financial and Accounting Officer)
        Joy D. Covey

      /s/ TOM A. ALBERG                     Director
------------------------------------------
        Tom A. Alberg

      /s/ SCOTT D. COOK                     Director
------------------------------------------
        Scott D. Cook

      /s/ L. JOHN DOERR                     Director
------------------------------------------
        L. John Doerr

 /s/ PATRICIA Q. STONESIFER                 Director
------------------------------------------
   Patricia Q. Stonesifer

                                  EXHIBIT INDEX

           EXHIBIT
           NUMBER
           -------
             3.1       Restated Certificate of Incorporation*


             3.2       Restated Bylaws**


             4.1 Indenture, dated as of February 3, 1999, between Amazon.com, Inc. and The Bank of New York, as trustee, including the form of 4 3/4% Convertible Subordinated Note due 2009 attached as Exhibit A thereto***


             4.2 Registration Rights Agreement, dated as of February 3, 1999, by and among Amazon.com, Inc. and the Initial Purchasers***


             5.1 Opinion of Perkins Coie LLP, counsel to the registrant, regarding the legality of the notes and the common stock into which the notes are convertible


            12.1       Computation of Ratio of Earnings to Fixed Charges


            23.1       Consent of Ernst & Young LLP, Independent Auditors


            23.2       Consent of Perkins Coie LLP (contained in Exhibit 5.1)


            23.3       Consent of Deloitte & Touche LLP


            24.1       Power of Attorney (contained on signature page)


            25.1 Form T-1 Statement of Eligibility of The Bank of New York to act as trustee under the indenture

------------------
* Incorporated by reference to the registrant's Registration Statement on Form S-4 (Registration No. 333-55943), filed with the SEC on June 3, 1998.

** Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

*** Incorporated by reference to the registrant's Current Report on Form 8-K filed with the SEC on February 4, 1999.